

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 19, 2007

Mr. Wu Yuxiang
Director and Chief Finance Officer
Yanhou Coal Mining Company Limited
298 South Fushan Road
Zoucheng, Shandong Province 273500
People's Republic of China

> **Re:** **Yanzhou Coal Mining Company Limited**
> **Form 20 - F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 001-14714**

Dear Mr. Wu Yuxiang:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief